Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-108306 and 333-151416) pertaining to the XOMA Ltd. 1981 Share Option Plan, the XOMA Ltd. Restricted Share Plan, the XOMA Ltd. Management Incentive Compensation Plan, the XOMA Ltd. 1992 Directors Share Option Plan, the XOMA Ltd. 2002 Director Share Option Plan, the XOMA Ltd. 1998 Employee Share Purchase Plan, and the XOMA Ltd. 2007 CEO Share Option Plan and in the Registration Statements on Form S-3 (Nos. 333-112161 and 333-148342) and the related Prospectuses of XOMA Ltd., of our reports dated March 11, 2010, with respect to the consolidated financial statements of XOMA Ltd., and the effectiveness of internal control over financial reporting of XOMA Ltd. included in this Annual Report (Form 10-K) for the year ended December 31, 2009.

/s/ ERNST & YOUNG LLP
San Francisco, California
March 11, 2010